UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CooTek (Cayman) Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

21718L 201
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21718L 201

1.	Name of Reporting Person Qiaoling Li
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 219,374,465. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 219,374,465. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,374,465. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

4.8% of Class A ordinary shares (or 4.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12.	Type of Reporting Person IN

CUSIP No. 21718L 201

1.	Name of Reporting Person LQL Global Innovation Investment Inc.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 215,624,465. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 215,624,465. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,624,465. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

4.7% of Class A ordinary shares (or 4.5% of total outstanding ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12.	Type of Reporting Person CO

CUSIP No. 21718L 201

1.	Name of Reporting Person LQL International Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 215,624,465. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 215,624,465. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,624,465. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

4.7% of Class A ordinary shares (or 4.5% of total outstanding ordinary shares (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12.	Type of Reporting Person CO

Item 1(a).	Name of Issuer: CooTek (Cayman) Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 11F, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China.

Item 2(a).	Name of Person Filing: Qiaoling Li, LQL Global Innovation Investment Inc. and LQL International Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the Principal Business Office is 11F, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China.

Item 2(c).	Citizenship: Qiaoling Li is a citizen of the People’s Republic of China. LQL Global Investment Inc. is a British Virgin Islands company. LQL International Limited is a British Virgin Islands company.

Item 2(d).

Title of Class of Securities:

ordinary shares, par value $0.00001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 21718L 201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable

Item 4.	Ownership

Reporting Person	Amount beneficially owned:		Percent of Class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared Power to vote or to direct the vote:	Sole Power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Qiaoling Li	219,374,465	(1)	4.8	%(3)	2.0	%(5)	219,374,465	(1)	0	219,374,465	(1)	0
LQL Global Innovation Investment Inc.	215,624,465	(2)	4.7	%(4)	2.0	%(5)	215,624,465	(2)	0	215,624,465	(2)	0
LQL International Limited	215,624,465	(2)	4.7	%(4)	2.0	%(5)	215,624,465	(2)	0	215,624,465	(2)	0

(1)	Represents (i) 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company and (ii) 3,750,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2022 held by Qiaoling Li. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Qiaoling Li is the senior of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc.

(2)	Represents 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc.

(3)	To derive this percentage, (x) the numerator is the sum of (i) 215,624,465, being 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc. and (ii) 3,750,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2022 held by Qiaoling Li, and (y) the denominator is the sum of (i) 4,591,030,991, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2022 and (iii) 3,750,000, being 3,750,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2022 held by Qiaoling Li.

The beneficial ownership of Qiaoling Li represents 4.5% of the total ordinary shares of the Issuer, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares as of December 31, 2022.

(4)	To derive this percentage, (x) the numerator is 215,624,465, being 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc. and (y) the denominator is 4,591,030,991, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2022.

The beneficial ownership of each of LQL Global Innovation Investment Inc. and LQL International Limited represents 4.5% of the total ordinary shares of the Issuer, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares as of December 31, 2022.

(5)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2023

Qiaoling Li

/s/ Qiaoling Li

LQL Global Innovation Investment Inc.

By:	/s/ Qiaoling Li
Name:	Qiaoling Li
Title:	Director

LQL International Limited.

By:	/s/ Qiaoling Li
Name:	Qiaoling Li
Title:	Authorized Signatory